

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 16, 2009

Mr. Scott A. Francis
Vice-President, Chief Financial Officer
ADDVantage Technologies Group, Inc.
1221 East Houston
Broken Arrow, Oklahoma 74012

> **Re: ADDVantage Technologies Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 8, 2009**
> **File No. 001-10799**

Dear Mr. Francis:

We have reviewed your amended filing dated January 15, 2009 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment 1 on Item 4.01 Form 8-K Filed January 15, 2009

1. It appears that HoganTaylor LLP is not registered with the Public Company Accounting Oversight Board ("PCAOB") nor has a pending application for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer. Please be advised that you must engage a new accountant that is registered with the PCAOB to perform review or audit work and that you must file a new Item 4.01 Form 8-K after you have engaged a new accounting firm. You must also file an amendment to this report within four business days to announce the termination of your relationship with the unregistered firm. Please advise.

Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant